Digital Asset Acquisition Corp.

174 Nassau Street, Suite 2100

Princeton, New Jersey 08542

April 24, 2025

VIA EDGAR

Pearlyne Paulemon

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3233

Re:	Digital Asset Acquisition Corp.
Registration Statement on Form S-1
Filed February 7, 2025, as amended
File No. 333-284776

Dear Ms. Paulemon:

Digital Asset Acquisition Corp. hereby withdraws its prior acceleration request, dated April 23, 2025, with respect to its Registration Statement on Form S-1 (File No. 333-284776).

Please call Elliott Smith of Perkins Coie LLP at (212) 261-6847 should you require further information.

[Signature Page Follows]

Very truly yours,

By:	/s/ Peter Ort
Name:	John James
Title:	Principal Executive Officer and Co-Chairman

cc:	Elliott Smith, Perkins Coie LLP